20012889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEGACY ASSET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3411 RICHMOND AVENUE, SUITE 750
(No. and Street)

HOUSTON	TEXAS	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH BIRKOFER (713)-355-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PWR CPA, LLP
(Name – *if individual, state last, first, middle name*)

7600 W. TIDWEL, SUITE 501	HOUSTON	TEXAS	77040
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
APR 01 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSEPH BIRKOFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGACY ASSET SECURITIES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA BRIDGES
Notary Public, State of Texas
Comm. Expires 10-10-2020
Notary ID 130856493

Christina Bridges

Christina Bridges
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY ASSET SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2019

LEGACY ASSET SECURITIES, INC.
Table of Contents

PWR CPA

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Legacy Asset Securities, Inc.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Legacy Asset Securities, Inc., as of December 31, 2019, and the related statements of statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Legacy Asset Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Legacy Asset Securities, Inc.'s financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or

Control of Securities Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PWR CPA, LLP

PWR CPA, LLP
We have served as Legacy Asset Securities, Inc.'s auditor since 2020.

Houston, Texas
March 26, 2020

LEGACY ASSET SECURITIES, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	35,357
Prepaid assets		2,242
Total assets	$	37,599

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable	$	2,385
Total liabilities		2,385
Commitments and contingencies		
Shareholders' Equity		
Common stock, $0.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding		1,000
Additional paid-in capital		66,018
Retained earnings (deficit)		(31,804)
Total shareholders' equity		35,214
Total liabilities and shareholders' equity	$	37,599

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
Statement of Operations
For the year ended December 31, 2019

Revenue:	
Commission income	$ 130,682
Total revenues	130,682
Expenses:	
Office service expenses to affiliated company, net of forgiveness	60,190
General and administrative	45,473
Total expenses	105,663
Other income:	
Interest income	81
Total other income	81
Net income	$ 25,100

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the year ended December 31, 2019

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2018	1,000,000	$ 1,000	$ 66,018	$ (56,904)	$ 10,114
Net income	-	-	-	25,100	25,100
Balance at December 31, 2019	1,000,000	$ 1,000	$ 66,018	$ (31,804)	$ 35,214

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,100
Adjustments to reconcile net loss to cash provided by operating activities:		
Prepaid expenses		(2,242)
Accounts payable		(6,266)
Net cash provided by operating activities		16,592
Net increase in cash		16,592
Cash and cash equivalents, beginning of year		18,765
Cash and cash equivalents, end of year	$	35,357

The accompanying notes are an integral part of the financial statements

Note 1 – Organization and Nature of Business

Legacy Asset Securities, Inc. (the "Company"), a Texas S-corporation organized in March 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company, located in Houston, Texas, is an application way broker-dealer. The Company's business activities are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account. The Company does not maintain any customer accounts and does not retain custody of any customer assets. The Company received its FINRA approval for membership on November 5, 1999. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(1)(i), (k)(1)(ii)(a) and (k)(1)(iii) of that rule.

Note 2 – Summary of Significant Accounting Policies

Statement Presentation

The unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Transactional commissions are recognized when trades settle, and receivables are recorded at that time. Servicing fee commissions are recognized when received. Interest revenue is recorded when it is earned.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S-corporation status for federal income tax purposes. Under S-corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements. In 2019, the Company was not subject to income taxes in the state of Texas since its total revenues were under the minimum taxable amount imposed by the state.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for potential changes that management believes are more-likely-than-not to occur upon examination by tax authorities, including changes to the Company's status as an S-corporation. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination. The Company's policy is to recognize interest and penalties, if any, related to any underpayment of taxes and penalties in interest expense and operating expenses, respectively.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through March 26, 2020, the date these financial statements were available to be issued.

Recently Issued Pronouncements

The Company does not expect recently issued but not yet adopted accounting pronouncements will have a material impact on the Company's financial statements at the time of adoption.

Note 3 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2019, or in the procedures followed in making the periodic computation required. As December 31, 2019, the Company had a net capital of $32,732 and a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 4 – Related Party Transactions

The Company has entered into an expense-sharing agreement for general office services with Legacy Asset Management, Inc., a party related through common ownership. The Company recorded prepaid assets of $2,242 and office services expense of $60,190 for the year ended December 31, 2019 in connection with this agreement.

Note 5 – Profit Sharing Plan

The Company is an adopting employer of the Legacy Asset Management Retirement Plan (the "Plan"), which is available for all eligible employees, as defined by the plan document. Under the Plan, the Company makes matching contributions equal to 100% of each employee's salary deferral that does not exceed 3% of the employee's compensation, plus 50% of the employee's salary deferral between 3% and 5% of the employee's compensation. For the year ended December 31, 2019, the Company made no matching contributions.

Note 6 – Commitments and Contingencies

The Company is a party to two legal proceedings. While the Company is unable to predict the outcome of these lawsuits, it believes that the ultimate resolution will not have, either individually or in the aggregate, a material adverse effect on the Company's financial position, cash flows, results of operations, or net capital.

Note 7 – Reconciliation of Amounts Reported by the Company in Part II of Form X-17A-5

The following is a reconciliation of additional paid-in capital and retained earnings per Form X-17A-5 to the financial statements at December 31, 2019:

Additional paid-in capital per Form X-17A-5	$	(5,982)
Add: Prior equity distributions		72,000
Additional paid-in capital per financial statements	$	66,018
Retained earnings per Form X-17A-5	$	40,196
Less: Prior equity distributions		(72,000)
Retained earnings (deficit) per financial statements	$	(31,804)

SUPPLEMENTARY INFORMATION

LEGACY ASSET SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Total Ownership Equity	$	35,214
Less: non-allowable assets		(2,242)
Net capital before haircuts on securities positions		32,972
Haircuts on securities positions		240
Net capital (1)	$	32,732
Total aggregate indebtedness	$	2,385
Computation of basic net capital requirement		
Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	$	5,000
Excess of net capital over minimum requirement	$	27,732
Ratio of aggregate indebtedness to net capital		0.07 to 1

(1) As of December 31, 2019, there are no material differences between the audited computation of net capital and the Company's unaudited computation of net capital as per Part IIA of the Company's December 31, 2019 quarterly Form X-17A-5 FOCUS report.

LEGACY ASSET SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), provided to broker dealers that limit their activities to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

PWR CPA

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Legacy Asset Securities, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Legacy Asset Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Legacy Asset Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Legacy Asset Securities stated that Legacy Asset Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Legacy Asset Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Legacy Asset Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PWR CPA, LLP

PWR CPA, LLP
Houston, TX
March 26, 2020

PWR CPA, LLP, 7600 W Tidwell Road, Suite 501, Houston, Texas 77040

LEGACY ASSET SECURITIES, INC. EXEMPTION REPORT

Legacy Asset Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Legacy Asset Securities, Inc.

I, Joe Birkofer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 4, 2020